ACCO BRANDS CORPORATION 300 Tower Parkway Lincolnshire, IL 60069-3640 Tel 847.541.9500 Fax 847.478.0073 accobrands.com

June 17, 2009

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance, Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       ACCO Brands Corporation
            Form 10-K for the year ended December 31, 2008
            Filed March 2, 2009
            File No. 1-08454

Dear Mr. Humphrey:

Set forth below are the responses of ACCO Brands Corporation (the Company) to comments of the staff (the Staff) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated May 19, 2009 (the “Comment Letter”) relating to ACCO Brands Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Management’s Discussion and Analysis

Overview of Company Performance, page 22

1.
Refer to your discussion of realized targeted annual cost synergies on page 23.  Please consider the disclosure requirements set forth in Topic 5 (P) (4) of the Staff Accounting Bulletins.  The next to the last paragraph there under addresses the disclosure and quantification of anticipated and actual cost savings.  Expand your disclosures to more completely comply with these requirements or advise supplementally as to why you do not consider these requirements to be applicable.

Response:
The Company acknowledges the Staff’s comment and will include expanded disclosures, as appropriate, in future filings in response to this comment.

Fiscal 2008 versus Fiscal 2007, page 26

2.   Refer to the table operating results.  Given the nature of your business, we believe you should not present a sub-total, such as “Gross profit” (and related “Gross profit margin”) before deducting “Advertising, selling, general and administrative expenses.”  In this regard, we note that your Advertising, selling, general and administrative costs include advertising costs (i.e., marketing and product development initiatives) related to your business activities, and personnel-related costs.  These costs appear to be integral costs of doing business and generating revenue.  Accordingly, they should be deducted in the determination of any measure of profitability.  We note that your income statement appropriately does not include a “gross profit” line item.  In future filings please eliminate the “gross profit” line item(s) from the table presentation and from the narrative disclosures.  Our comment applies to your presentation of Quarterly Financial Information in Footnote 19 as well.

Mr. David R. Humphrey
United States Securities and Exchange Commission

June 17, 2009

Response:
Management uses gross profit and operating income as well as other measures to report and manage the performance and efficiency of its operations.  In order to provide investors with more meaningful information as they assess the underlying performance of our operations, gross profit and gross profit margin are provided regularly in our quarterly earnings releases, quarterly analyst earnings conference calls and other investor relations presentations.  Further, the discussion of gross profit and gross profit margin is consistent with practice in our industry, and in many other industries as well.

In its determination of gross profit, the Company believes its presentation of cost of products sold included within its Consolidated Statements of Operations properly reflects the requirements of Rule 5-03(b)(2) of Regulation S-X as well as SAB Topic 11:B.  Our line item caption “cost of products sold” is inclusive of all costs of tangible goods sold as described in Item 2 of Rule 5-03.  Advertising, selling, general and administrative costs including advertising costs (i.e., marketing and product development initiatives) related to our business activities, and personnel-related costs not directly associated with our manufacturing and distribution activities are appropriately excluded from cost of products sold pursuant to Rule 5-03(b)(2) and are not expenses that directly relate to the generation of revenue.

Accordingly, we believe it is appropriate to continue to provide both gross profit and gross profit margin in our operating results table as well as related narrative discussion within MD&A.  In response to the Staff’s comment, and in order to provide more consistency between the table of operating results included within MD&A and the Consolidated Statements of Operations, the Company proposes in its future filings to include a “Gross profit” subtotal within our Consolidated Statements of Operations, together with the following explanatory note:

Note 1 – Basis of Presentation
The Company has revised the format of its Consolidated Statements of Operations in order to provide better insight into its results of operations and to align its presentation to certain industry competitors.  As a result, we have now added a gross profit subtotal line item within our Consolidated Statements of Operations.

In further response to the Staff’s comment, the Company proposes to provide more detail in its disclosure of its significant accounting policies discussing the types of expenses included within “Cost of products sold” and “Advertising, selling, general and administrative expenses.”  Set forth below is a proposed form of such disclosures to be included in future filings.

Note 2 – Significant Accounting Policies
Cost of Products Sold
Cost of products sold includes all manufacturing, product sourcing and distribution costs, including depreciation related to assets used in the manufacturing and distribution process, inbound and outbound freight, shipping and handling costs, purchasing costs associated with materials and packaging used in the production processes and distribution costs.

Mr. David R. Humphrey
United States Securities and Exchange Commission

June 17, 2009

Advertising, Selling, General and Administrative Expenses
Advertising, selling, general and administrative expenses include advertising, marketing, selling (including commissions), research and development, customer service, depreciation related to assets outside the manufacturing and distribution processes and all other general and administrative expenses outside the manufacturing and distribution functions (e.g. finance, human resources, information technology, etc.).

We respectfully submit to the Staff that we continue to believe it is appropriate to include gross profit within the Company’s Quarterly Financial Information footnote pursuant to Item 302(a)(1) of Regulation S-K.

3.   We note your references to “Restructuring-related expense” and your quantification of same in your table of results for the comparative periods.  As you indicate in your opening paragraph, only specific types of costs may be reported as “restructuring costs” under U.S. GAAP.  In view of that fact, we do not believe it is appropriate to label other types of costs (that do not meet the definition of restructuring costs) as “restructuring-related” expenses in your table.  If these changes are either unusual or infrequent, it may be appropriate to refer to them as such and/or specifically quantify and explain the nature of each individually significant charge included within that designation.  We do not object to such disclosure.  However, we believe that the current caption is confusing.  Please revise or advise.

Response:
The Company acknowledges the Staff’s comment and in future filings will remove the references to “Restructuring-related expense” in the table of operating results.  In addition, the Company will no longer refer to these charges as “restructuring-related”, but instead refer to them as “other charges” in its discussion of consolidated results within MD&A.  In addition, in future filings, the Company proposes to include, as appropriate, additional disclosures relating to these other charges within its discussion of consolidated gross profit and consolidated SG&A.  The following represents a sample disclosure that the Company proposes to include in future filings regarding its discussion of “other charges” within its discussion of consolidated gross profit and consolidated SG&A.

Gross Profit

Gross profit decreased $88.7 million to $483.8 million.   Gross profit decreased principally due to lower sales volume and adverse product-mix trends partially offset by the benefit from product outsourcing savings and currency translation which positively impacted gross profit by $4.2 million.  Gross profit margin decreased to 30.7% from 31.2% as the flow-through from price increases did not fully offset increased product costs.

In addition, included within the cost of products sold line item on the Consolidated Statements of Operations are other charges related to the implementation of the new company footprint, including internal and external project management costs, outside consulting and strategic product category exits.  These charges totaled $7.5 million and $17.2 million for the twelve months ended December 31, 2008 and 2007, respectively.  For a further discussion of these charges see Note 9 of Notes to Consolidated Financial Statements.

Mr. David R. Humphrey
United States Securities and Exchange Commission

June 17, 2009

SG&A (Advertising, selling, general and administrative expenses)

SG&A decreased $54.5 million to $379.0 million. Currency translation resulted in an increase of $2.2 million in SG&A.  The reduced expense was related to cost-cutting initiatives taken during 2008, merger integration synergies, lower management incentive, pension and research and development costs and reduced levels of spending.  SG&A increased as a percentage of sales to 24.0% from 23.6% as the cost reduction measures did not fully offset the adverse impact from lower sales volume.  Included as part of the aforementioned lower management incentive costs, and as further discussed in Note 3, Stock-Based Compensation, during 2008 the Company determined that its outstanding performance-based equity compensation accruals were no longer attainable resulting in a net reduction of $2.3 million in SG&A.

In addition, other charges included within SG&A related to the implementation of the new company footprint, including internal and external project management costs, outside consulting and strategic product category exits were $3.1 million and $16.3 million for the twelve months ended December 31, 2008 and 2007, respectively.  For the twelve months ended December 31, 2008, these charges include $5.9 million of net gains from the sale of four properties, partially offset by $4.2 million of severance and related expenses for the Company’s former CEO.  For a further discussion of these charges see Note 9 of Notes to Consolidated Financial Statements.

* * *

As requested by the Staff, the Company acknowledges that:

●          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (847) 484-3850 with any questions or comments regarding this correspondence.

Very truly yours,

/s/  Thomas P. O’Neill, Jr.
Thomas P. O’Neill, Jr.
Senior Vice President, Finance and Accounting
(Principal Accounting Officer)

cc:        Beverly A. Singleton, United States Securities and Exchange Commission
            Steve Rubin, Esq. Senior Vice President, Secretary and General Counsel